                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, DC 20549


                               SCHEDULE 13D
                             (Amendment No. 2)

                 Under the Securities Exchange Act of 1934


                         BADGER PAPER MILLS, INC.
                             (NAME OF ISSUER)

                COMMON STOCK, WITHOUT NOMINAL OR PAR VALUE
                ------------------------------------------
                      (TITLE OF CLASS OF SECURITIES)

                                 056543101
                              --------------
                              (CUSIP NUMBER)

                              GORDON R. LEWIS
                        WARNER NORCROSS & JUDD LLP
                           900 OLD KENT BUILDING
                            111 LYON STREET, NW
                     GRAND RAPIDS, MICHIGAN 49503-2489
                              (616) 752-2752
         ---------------------------------------------------------
         (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                  TO RECEIVE NOTICES AND COMMUNICATIONS)

                             DECEMBER 10, 1996
          -------------------------------------------------------
          (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with this statement [ ]

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

               Page 1 of 10 Pages

CUSIP No. 056543101                 13D

(1)  Name of Reporting Person:     Bomarko, Inc.

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(2)  Check the Appropriate Box                                      (a) [X]
     if a Member of a Group:                                        (b) [ ]

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(3)  SEC Use Only:

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(4)  Source of Funds     PF

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(5)  Check box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e):                                    [ ]

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(6)  Citizenship or Place of Organization:  Delaware

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Number of Shares         (7)  Sole Voting Power:                 276,664
Beneficially Owned       (8)  Shared Voting Power:               -------
By Reporting Person      (9)  Sole Dispositive Power:            276,664
With                     (10) Shared Dispositive Power:          -------
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(11) Aggregate Amount Beneficially Owned by Reporting Person:    276,664

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(12) Check box if the Aggregate Amount in Row (11) Excludes Certain
     Shares:                                                            [ ]
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(13) Percent of Class Represented by Amount in Row (11):    14.2%

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(14) Type of Reporting Person:     CO

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               Page 2 of 10 Pages

CUSIP No. 056543101                 13D

(1)  Name of Reporting Person:     Extrusions Division, Inc.

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(2)  Check the Appropriate Box                                      (a) [X]
     if a Member of a Group:                                        (b) [ ]

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(3)  SEC Use Only:

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(4)  Source of Funds     PF

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(5)  Check box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e):                                    [ ]

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(6)  Citizenship or Place of Organization:  Michigan

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Number of Shares         (7)  Sole Voting Power:                 200
Beneficially Owned       (8)  Shared Voting Power:               ---
By Reporting Person      (9)  Sole Dispositive Power:            200
With                    (10)  Shared Dispositive Power:          ---
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(11) Aggregate Amount Beneficially Owned by Reporting Person:    200

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(12) Check box if the Aggregate Amount in Row (11) Excludes Certain
     Shares:                                                            [ ]
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(13) Percent of Class Represented by Amount in Row (11):   0.0%

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(14) Type of Reporting Person:     CO

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               Page 3 of 10 Pages

CUSIP No. 056543101

(1)  Name of Reporting Person:     James D. Azzar

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(2)  Check the Appropriate Box                                      (a) [X]
     if a Member of a Group:                                        (b) [ ]

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(3)  SEC Use Only:

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(4)  Source of Funds     OO

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(5)  Check box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e):                                    [ ]
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(6)  Citizenship or Place of Organization:  United States

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Number of Shares         (7)  Sole Voting Power:                 276,864*
Beneficially Owned       (8)  Shared Voting Power:               --------
By Reporting Person      (9)  Sole Dispositive Power:            276,864*
With                    (10)  Shared Dispositive Power:          --------
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(11) Aggregate Amount Beneficially Owned by Reporting Person:     276,864*

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(12) Check box if the Aggregate Amount in Row (11) Excludes Certain
     Shares:                                                            [ ]
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(13) Percent of Class Represented by Amount in Row (11):    14.2%

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(14) Type of Reporting Person:     IN

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*Includes Shares beneficially owned by Bomarko and EDI

               Page 4 of 10 Pages

          This amendment no. 2 is filed for the purpose of generally updating information previously filed.


ITEM 1.   SECURITY AND ISSUER.

     The title of the class of equity securities to which this joint Statement on Schedule 13D ("Statement") relates is Common Stock, without nominal or par value ("Shares"). The name and address of the principal executive offices of the issuer of such securities is Badger Paper Mills, Inc. ("Issuer"), 200 West Front Street, Peshtigo, Wisconsin 54157.


ITEM 2.   IDENTITY AND BACKGROUND.

     This Statement is being filed jointly on behalf of Bomarko, Inc. ("Bomarko"), Extrusions Division, Inc. ("EDI"), and James D. Azzar (collectively referred to as the "Reporting Persons"). The Reporting Persons constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934.

     Bomarko is a Delaware corporation. Its principal business is the manufacture and sale of coated and printed paper products. The address of its principal business and principal office is Bomarko, Inc., North Oak Road, Post Office Box K, Plymouth, Indiana 46563.

     The name, residence or business address, principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each of the directors and executive officers of Bomarko are as follows:

NAME AND RELATIONSHIP TO
      BOMARKO                          ADDRESS                PRINCIPAL EMPLOYMENT
James D. Azzar, Chairman        208 Pioneer Club Road,       Private Investor
of the Board, Chief             East Grand Rapids,
Executive Officer and           Michigan 49506
Director

Jennifer L. Azzar               208 Pioneer Club Road,       Private Investor
Director                        East Grand Rapids,
                                Michigan 49506

Michael B. Azzar, Director      201 Cottage Grove, SE,       Vice President, Azzar
                                Grand Rapids, Michigan       Store Equipment (Equip-
                                49507                        ment Sales), 201 Cottage
                                                             Grove, SE, Grand Rapids,
                                                             Michigan 49507

                                Page 5 of 10 Pages

John Yeakey, Treasurer          North Oak Road,              Treasurer and Chief Finan-
and Chief Financial Officer     Plymouth, Indiana 46563      cial Officer of Bomarko,
                                                             Inc. (Manufacture of Paper
                                                             Products), North Oak
                                                             Road, Plymouth Indiana
                                                             46563

Steven C. Steketee,             201 Cottage Grove, SE,       President of Multi-Tech
Director                        Grand Rapids, Michigan       Precision Machining Com-
                                49507                        pany (General Manufactur-
                                                             ing), 259 Cottage Grove,
                                                             SE, Grand Rapids, Michi-
                                                             gan 49507

Peter R. Tolley                 5650 Foremost Dr., SE,       Attorney, Tolley, Verwys,
Director                        Grand Rapids, Michigan       VandenBosch & Walton
                                49546                        PC, 5650 Foremost Dr.,
                                                             SE, Grand Rapids, Michi-
                                                             gan 49546

     Each of the individuals named above is a United States citizen.

     EDI is a Michigan corporation. Its principal business is the sale of plastic parts. The address of its principal business and principal officer is 208 Pioneer Club Road, East Grand Rapids, Michigan 49506. James D. Azzar is the President, sole director and sole shareholder of EDI. Mr. Azzar's business address is 208 Pioneer Club Road, East Grand Rapids, Michigan 49506.

     James D. Azzar is a United States citizen. He is a private investor. His business address is 208 Pioneer Club Road, East Grand Rapids,
Michigan 49506.

     During the last five years, neither Bomarko, EDI, James D. Azzar, nor any of the foregoing persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     All shares were purchased with cash on hand or obtained from the sale of investment securities held for the portfolio of the reporting person.



               Page 6 of 10 Pages

ITEM 4.   PURPOSE OF TRANSACTION.

     The Reporting Persons' purpose in acquiring the Shares reported hereunder was to acquire a significant equity interest in the Issuer as an investment.

     Recent strategic actions by the Issuer and continuing substantial operating losses have caused the Reporting Persons to reevaluate the risks and prospects of their investment in the Issuer. Reporting Persons now believe that the most viable strategy by which the Reporting Persons and other stockholders can limit the risk of further substantial losses in the value of their investment in the Issuer may be to pursue a prompt sale of the Issuer or its assets. To that end, the Reporting Persons intend to communicate with management of the Issuer and take other measures to encourage the board of directors and management to take appropriate measures to maximize stockholders' value, including, if feasible, a sale of the Issuer or its assets.

     If the Issuer is offered for sale, the Reporting Persons might or might not offer to acquire the Issuer or some or all of its assets. However, the desire of the Reporting Persons to pursue a sale of the Issuer is not primarily motivated by an intent to acquire the Issuer or any substantial portion of its assets. The Reporting Persons believe that the defensive provisions included in the Issuer's articles of incorporation and certain laws available to the board of directors of the Issuer in the state of Wisconsin render it comparatively unlikely that the Reporting Persons could acquire control of the Issuer or its assets without the support of the present board of directors.

     In furtherance of their desire to enhance stockholders' value, the Reporting Persons may seek to change the present board of directors or management of the Issuer or to change the Issuer's articles of incorporation or bylaws, but they have no specific present intention to do so.

     The Reporting Persons may acquire additional shares of the Issuer in order to enhance their ability to influence management, to promote a sale of the Issuer, or to supplement or protect their investment.

     On December 10, 1996, the Reporting Persons submitted to the Issuer a Request for a Shareholder Vote on a resolution pursuant to Wis. Stat.
<Section> 180.1150, which would approve and restore full voting power to
Shares held by the Reporting Persons if the Reporting Persons acquire in excess of 20% of the voting power in the election of directors of the Issuer. The Reporting Persons' Notice of Proposed Resolution is attached as Appendix A to this Statement. The Reporting Persons believe that approval of the proposed resolution, perhaps accompanied by further purchases of Shares, would tend to enhance Reporting Persons' ability to promote the purposes described in this item.

               Page 7 of 10 Pages

     On December 10, 1996, the Reporting Persons also submitted to the Issuer a Shareholder Proposal for inclusion in the Issuer's 1997 proxy statement. The Reporting Person's Shareholder Proposal and Supporting Statement is attached as Appendix B to this Statement.

     The Reporting Persons may acquire additional Shares from time to time in the future, depending upon their evaluation of the Issuer's business and prospects, future developments, and availability of Shares, but have no specific plan or intention concerning the number of Shares which will be acquired or the timing, price or nature of purchase transactions. The Reporting Persons may also, depending upon their evaluation of the Issuer's business and prospects, future developments and the availability of Shares determined, dispose of Shares.

     Reporting Persons intend to monitor the business and management of the Issuer closely, to discuss strategic issues, key decisions, and management effectiveness with the management of the Issuer from time to time, and to take such actions as they may, in the future, deem necessary to protect and enhance the value of their investment.

     Except as stated above, as of the date of this filing, the Reporting Persons have no current plans or proposals that would result in any of the actions required to be described in Item 4 of Schedule 13D. The Reporting Persons intend to continue to review their investments and may consider and form plans that may result in such actions in the future.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (A) and (B)    The Issuer reported in its report on Form 10-Q for the
quarter ended September 30, 1996, that it had 1,945,130 Shares issued and outstanding as of September 30, 1996. All of the percentages reported in this Statement are based on that number. All percentages have been rounded to the nearest one-tenth of a percent.

     Bomarko beneficially owns 276,664 Shares, representing approximately 14.2% of the issued and outstanding Shares. Bomarko has the sole power to vote or to direct the vote and sole power to dispose or direct the disposition of such Shares.

     EDI beneficially owns 200 Shares, representing 0.0% of the issued and outstanding Shares. EDI has the sole power to vote or to direct the vote and sole power to dispose or direct the disposition of such Shares.

     James D. Azzar beneficially owns 276,864 Shares, representing approximately 14.2% of the issued and outstanding Shares, including Shares beneficially owned by Bomarko and EDI. Mr. Azzar has the sole power to direct the voting and disposition of Shares beneficially owned by Bomarko and EDI.

               Page 8 of 10 Pages

     No other person named in Item 2 is known by the Reporting Persons to be the beneficial owner of any Shares.

     Except for James D. Azzar, each of the executive officers and directors of Bomarko disclaims beneficial ownership of the Shares held by Bomarko.

     (C) The Reporting Persons have not purchased or sold Shares of the Issuer's common stock during the 60 days preceding the date of this amendment to the Reporting Persons' Schedule 13D.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Not applicable.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Not applicable.





























               Page 9 of 10 Pages

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                   BOMARKO, INC.



Dated:  December 10, 1996          By /S/ JAMES D. AZZAR
                                      James D. Azzar, Chairman of the Board
                                      and Chief Executive Officer



                                   EXTRUSIONS DIVISION, INC.


Dated:  December 10, 1996          By /S/ JAMES D. AZZAR
                                      James D. Azzar, President


Dated:  December 10, 1996          /S/ JAMES D. AZZAR
                                   James D. Azzar



























               Page 10 of 10 Pages

                                APPENDIX A


                       NOTICE OF PROPOSED RESOLUTION




          This Notice and the accompanying resolution are submitted to the shareholders of Badger Paper Mills, Inc. ("Badger") pursuant to Wis. Stat.
<Section> 180.1150 on behalf of Bomarko, Inc. ("Bomarko"), Extrusions
Division, Inc. ("EDI"), and James D. Azzar (collectively referred to as the "Investors"). The Investors request a shareholder vote to approve restoration of full voting power to the Investors in the event that the Investors purchase shares of Badger in excess of 20% of the voting power in the election of directors.

          Recent strategic actions by the Issuer and continuing substantial operating losses have caused the Investors to reevaluate the risks and prospects of their investment in Badger. Investors now believe that the most viable strategy by which the Investors and other stockholders can limit the risk of further substantial losses in the value of their investment in Badger may be to pursue a prompt sale of Badger or its assets. The Investors intend to communicate with management and take other measures to encourage the board of directors and management to take appropriate measures to maximize stockholders' value, including, if feasible, a sale of Badger or its assets.

          The Investors may acquire additional shares of the Issuer for the purpose of enhancing their ability to influence management, to promote a sale of the Issuer, or to supplement or protect their investment. However, the Investors believe that purchases of shares without full voting rights would not further this purpose. The Investors believe that approval of the proposed resolution, perhaps accompanied by further purchases of Shares, would tend to enhance the Investors' ability to encourage the board of directors and management to maximize shareholder value.

          At this time, the Investors propose to acquire more than 20 percent but less than 50 percent of the total Badger Shares outstanding. The Investors propose to acquire such shares with cash on hand or obtained from the sale of other investment securities, or from existing lines of credit. Purchases will be made on the open market and in privately negotiated transactions with individual shareholders of Badger. Although the Investors have no present intention to purchase shares otherwise than as set forth above, they reserve the right to acquire shares by any lawful means.

          If Badger is offered for sale, the Investors might or might not offer to acquire Badger or some or all of its assets. However, the desire of the Investors to pursue a sale of the Issuer is not primarily motivated by an intent to acquire Badger or any substantial portion of its assets.

The Investors believe that the defensive provisions included in the Issuer's articles of incorporation and certain laws available to the board of directors of the Issuer in the state of Wisconsin render it comparatively unlikely that the Investors could acquire control of Badger or its assets without the support of the present board of directors.

          Bomarko beneficially owns 276,664 shares of Badger common stock. EDI beneficially owns 200 Badger shares. Mr. Azzar beneficially owns 276,864 Badger shares, or over 14% of the voting power in the election of directors, including shares beneficially owned by Bomarko and EDI. Bomarko is a converter and manufacturer of coated and printed paper products. In the ordinary course of its business, it purchases substantial quantities of paper of types manufactured by Badger. Bomarko is a competitor of Badger in some product lines.

          The Investors have no present plans to gain control of Badger.
In furtherance of their desire to enhance stockholders' value, the Investors may seek to change the present board of directors or management of Badger or change Badger's articles of incorporation or bylaws, although they have no specific present intention to do so. The Investors have no specific present plans or proposals to liquidate Badger, to sell substantially all of its assets, or merge it or exchange its shares with any other person, to change the location of its principal office or a material portion of its business activities, to change materially its management or policies of employment, to alter materially its relationship with suppliers or customers or the communities in which it operates, or make any other material change in its business, corporate structure, management or personnel. However, the Investors do intend to encourage the board of directors and management to sell Badger or its assets, and such a sale may affect any or all of these factors.

Dated: December 10, 1996
                                   BOMARKO, INC.

                                   By /S/ JAMES D. AZZAR
                                      James D. Azzar, Chairman of the
                                      Board and Chief Executive Officer


                                   EXTRUSIONS DIVISION, INC.

                                   By /S/ JAMES D. AZZAR
                                      James D. Azzar, President


                                   /S/ JAMES D. AZZAR
                                   James D. Azzar

                          SHAREHOLDER RESOLUTION


          RESOLVED, that pursuant to Wis. Stat. <Section> 180.1150, full voting power is hereby approved and restored to all shares of this corporation to be acquired or held by Bomarko, Inc., Extrusions Division, Inc., and James D. Azzar in excess of 20% of the voting power in the election of directors.

                                APPENDIX B

                         BADGER PAPER MILLS, INC.

                           SHAREHOLDER PROPOSAL


          RESOLVED, that the shareholders of Badger Paper Mills, Inc. (the "Company"), believing that the value of their investment in the Company can best be maximized through the immediate sale or merger of the Company, hereby urge the board of directors to establish a committee of directors who are not current or former officers or employees of the Company for the purpose of engaging an investment banking firm, facilitating and promoting a sale or merger of the Company or a sale of substantially all of its assets, reviewing and negotiating any sale or merger proposal received by the Company, and making a recommendation to the board of directors with respect to any such proposal.


                           SUPPORTING STATEMENT


          This shareholder proposal is submitted by Bomarko, Inc., Extrusions Division, Inc. and James D. Azzar (the "Shareholders.") The shareholders are substantial investors in the Company, owning over 14% of its shares.

          The shareholders believe that the stock price performance of the Company and its future prospects have been adversely affected by poor management and questionable strategic decisions. Recent decisions by the board of directors to sell timberlands, close a pulp mill, and terminate a sizeable portion of the Company's work force have, shareholders believe, deprived the Company of significant intrinsic value. The Company's losses are draining the Company of its remaining value at a rapid rate. The shareholders question the Company's continuing ability to profitably sell it's products in a highly competitive commodity market. The Company's poor stock price performance is dramatically illustrated by the five year cumulative total shareholder return performance chart contained in the Company's 1996 proxy statement.

          The shareholders believe that these poor results are tolerated in part because half of the Company's directors are current or former officers of the Company and the other half of the Company's directors are affiliated with concerns which do business with the Company. The Company does not have a nominating committee composed of independent directors for the purpose of finding independent and qualified individuals to serve on the board.

          Consequently, the shareholders believe that a sale or merger of the Company or a sale of substantially all of its assets offers the most likely means by which the value of the Company could be realized, free of the constraining effects of current management. Accordingly, the shareholders believe that the Company should hire an investment banking firm and initiate other steps necessary to achieve a sale or merger of the Company as promptly as possible.

          The shareholders believe that the longer it takes the management to implement the sale of the Company, the lower the price we will receive for our shares due to the extremely high rate of losses being realized.

          The shareholders recommend that all shareholders vote "For" this proposal. If management opposes this proposal and you want to vote in favor of the recommendation, you must mark the "For" box on the proxy card next to the proposal.

          Please vote "For" this proposal and help yourself and your fellow shareholders realize the value of their investment in the Company.































                       -2-